EXHIBIT 99.1

Completion of Sale of Golar Eskimo

Hamilton, Bermuda, Jan. 20, 2015 (GLOBE NEWSWIRE) -- We refer to the press release dated December 15, 2014, which announced the transaction to sell the companies that own and operate the FSRU Golar Eskimo to Golar LNG Partners LP (the "Sale"). Golar LNG Limited has now completed the Sale with effect from January 20, 2015.

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan